Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces $79.3 million in Net Cash Generated From Operating Activities in Q4 2017 Increases Dividend by 40%

All financial figures are in U.S. dollars unless otherwise indicated.
Vancouver, B.C. - February 20, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) today reported unaudited results for the fourth quarter ("Q4 2017") and year-ended December 31, 2017. These results are preliminary and could change based on final audited results.

“We generated $224.6 million in cash flow from operations in 2017. La Colorada, Morococha, Huaron and Dolores had record annual operating free cash flow," said Michael Steinmann, President and Chief Executive Officer of the Company. "Our cash and short-term investments increased by about $41 million in the quarter, resulting in a balance of $227.5 million at year-end. Operations at Morococha have been performing particularly well, which has led to a reversal of the impairment we booked at that mine in 2015 and made a significant impact on earnings in Q4 2017."

Added Mr. Steinmann: "With a strong financial position, expansions completed at our largest mines, and operations generating strong cash flow, the Board of Directors today declared a 40% increase in the dividend.”

Highlights for the three and twelve-month periods ended December 31, 2017:

•
Silver production in Q4 2017 was 6.58 million ounces, which is 4% higher than production in the fourth quarter of 2016 ("Q4 2016"), primarily reflecting increases at Dolores, La Colorada and Morococha. Annual silver production of 25.0 million ounces was similar to the 25.4 million produced in 2016, as increases at La Colorada and Dolores offset the expected decline from the conclusion of Alamo Dorado operations.

•
Gold production was 43.7 thousand ounces in Q4 2017 compared with 43.9 thousand ounces in Q4 2016. Annual 2017 gold production was 160.0 thousand ounces compared with 183.9 thousand ounces in 2016. The decrease was due to lower ore grades at Manantial Espejo and the conclusion of Alamo Dorado operations.

•
Zinc production of 14.7 thousand tonnes in Q4 2017 was up 11% compared with Q4 2016. Annual 2017 zinc production of 55.3 thousand tonnes was 7% more than in 2016. The increases primarily reflect the expansion of the La Colorada operations.

•	Lead production of 5.4 thousand tonnes in Q4 2017 was 2% lower than in Q4 2016. Annual 2017 production of 21.5 thousand tonnes was up 6% from 2016, driven by La Colorada.

•
Copper production of 3.0 thousand tonnes in Q4 2017 and annual 2017 production of 13.4 thousand tonnes were 3% and 7% lower, respectively, than the corresponding 2016 periods, largely due to mine sequencing at Morococha.

•
Revenue of $226.0 million in Q4 2017 was up 19% from Q4 2016. The increase was largely attributable to higher sales volumes for all metals, except copper, and higher prices for all metals, except silver. Positive settlement adjustments on concentrate shipments also contributed to the increase. Annual 2017 revenue was $816.8 million, up 5% from 2016, due to higher base metal prices and lower treatment and refining charges.

•
Consolidated All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) were $10.86 in Q4 2017 compared with $10.38 in Q4 2016. Annual 2017 AISCSOS of $10.79 was $0.71 under the low end of management's original forecast of $11.50 to $12.90 and within the revised forecast of $10.50 to $11.50.

•
Consolidated cash costs per payable ounce of silver, net of by-product credits ("Cash Costs") were $3.18 in Q4 2017 compared with $6.66 in Q4 2016, reflecting higher productivity, increased by-product credits and improved concentrate treatment terms. Annual 2017 Cash Costs of $4.55 were 28% lower than 2016, largely due to increased throughput at La Colorada, higher by-product credits, and lower treatment and refining charges.

PAN AMERICAN SILVER CORP. 1

•
Net cash generated from operating activities was up 74% to $79.3 million in Q4 2017 compared with $45.7 million in Q4 2016, reflecting higher revenues, positive working capital changes and lower cash taxes. Annual 2017 operating cash flows of $224.6 million were 5% higher than the $214.8 million generated in 2016, driven primarily by increased revenues and positive working capital changes, partially offset by higher cash taxes.

•
Net earnings were $49.7 million ($0.32 basic earnings per share) in Q4 2017 compared with $22.3 million ($0.14 basic earnings per share) in Q4 2016. Q4 2017 net earnings include a $60.2 million reversal of the 2015 Morococha mine impairment. Annual 2017 net earnings were $123.5 million ($0.79 basic earnings per share) compared with $101.8 million ($0.66 basic earnings per share) in 2016.

•
Adjusted earnings were $19.2 million ($0.13 basic adjusted earnings per share) compared with $19.0 million ($0.12 basic adjusted earnings per share) in Q4 2016. Higher revenues in Q4 2017 were offset by increases in production costs, including increased negative non-cash net realizable value inventory adjustments, as well as higher depreciation and income tax expense. Annual 2017 adjusted earnings were $77.7 million ($0.51 basic adjusted earnings per share) compared with $86.6 million ($0.57 basic adjusted earnings per share) in 2016.

•
Liquidity and working capital position. During 2017, debt reduced by $32.7 million (including capital leases), resulting in year end debt of $10.6 million, mostly related to finance lease liabilities. At December 31, 2017, the Company had cash and short-term investment balances of $227.5 million, working capital of $410.8 million and $300.0 million available under its revolving credit facility.

•
Capital expenditures totaled $42.3 million in Q4 2017 compared with $56.5 million in Q4 2016. Annual 2017 capital expenditures were $145.8 million, including approximately $61.4 million of project capital, compared with $198.5 million in 2016. The decrease was largely due to the completion of the La Colorada expansion, partially offset by a $4.9 million year-over-year increase in sustaining capital.

•
Dolores expansion. In 2017, we completed construction of the pulp agglomeration plant with commissioning activities fully underway at year-end. We also advanced the underground mine development and reached the planned daily stacking rate of 20,000 tonnes.

•	The La Colorada expansion achieved full design processing rates of 1,800 tonnes per day by mid 2017.

•
COSE and Joaquin projects. We obtained authorizations to initiate construction on the two mining projects located within ore trucking distance from our Manantial Espejo mine. At COSE, we have prepared the necessary project infrastructure and advanced 148 metres on the underground decline.

•
Pan American acquired a 12.1% interest in New Pacific Metals Corp. (approximately 16.44% fully diluted) for approximately $22.7 million in November 2017. The acquisition provides Pan American with exposure to the Silver Sand Project, a highly prospective exploration project located in the Potosí Department of Bolivia.

•
A 40% increase in the quarterly cash dividend to $0.035 per common share, approximately $5.4 million in aggregate cash dividends, has been approved by the Board of Directors. The dividend will be payable on or about March 16, 2018, to holders of record of Pan American’s common shares as of the close on March 5, 2018. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

The foregoing contains measures that are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP. 2

CONSOLIDATED FINANCIAL RESULTS

Unaudited in thousands of U.S. Dollars, except per ounce and per share amounts	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Revenue	226,031	190,596	816,828	774,775
Mine operating earnings	43,285	48,956	168,760	198,879
Net earnings for the period	49,664	22,284	123,451	101,825
Adjusted earnings for the period(1)	19,219	18,965	77,705	86,600
Net cash generated from operating activities	79,291	45,668	224,559	214,804
All-in sustaining cost per silver ounce sold(1)	10.86	10.38	10.79	10.17
Net earnings per share attributable to common shareholders (basic)	0.32	0.14	0.79	0.66
Adjusted earnings per share attributable to common shareholders (basic)(1)	0.13	0.12	0.51	0.57
(1) Adjusted earnings and all-in sustaining costs per silver ounce sold are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP. 3

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended December 31, 2017			Three months ended December 31, 2016
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.87	1.26	0.43	1.67	0.86	4.38
Dolores	1.26	31.22	(3.93)	0.90	28.83	(5.93)
Alamo Dorado	0.03	0.11	2.09	0.40	1.41	22.80
Huaron	0.95	0.19	2.08	0.94	0.20	4.54
Morococha (2)	0.72	0.82	(7.42)	0.58	0.43	5.52
San Vicente (3)	1.10	0.14	9.04	1.05	n/a	11.22
Manantial Espejo	0.65	9.98	26.52	0.78	12.21	14.61
TOTAL	6.58	43.71	3.18	6.31	43.94	6.66

	Year ended December 31, 2017			Year ended December 31, 2016
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	7.06	4.29	2.08	5.80	2.93	6.15
Dolores	4.23	103.02	(1.65)	3.84	102.76	(1.08)
Alamo Dorado	0.64	2.12	16.49	1.86	8.38	16.02
Huaron	3.68	1.15	1.35	3.81	0.81	5.79
Morococha (2)	2.63	3.53	(5.34)	2.54	2.14	4.21
San Vicente (3)	3.61	0.51	11.85	4.43	n/a	11.95
Manantial Espejo	3.12	45.34	18.25	3.14	66.89	4.28
TOTAL	24.98	159.96	4.55	25.42	183.92	6.29
Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

By-Product Production	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Gold - ounces '000s ("koz")	43.7	43.9	160.0	183.9
Zinc - tonnes '000s ("kt")	14.7	13.2	55.3	51.9
Lead - kt	5.4	5.5	21.5	20.2
Copper - kt	3.0	3.1	13.4	14.4

PAN AMERICAN SILVER CORP. 4

Average Realized Metal Prices	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Silver $/ounce	16.65	17.65	16.99	17.35
Gold $/ounce	1,276	1,212	1,257	1,251
Zinc $/tonne	3,282	2,587	2,929	2,133
Lead $/tonne	2,472	2,178	2,351	1,892
Copper $/tonne	6,811	5,282	6,174	4,816

Capital Expenditures	Annual Forecast(1)	Year ended December 31,
(in millions of USD)	2017	2017	2016
La Colorada	10.5 – 11.5	13.3	9.9
Dolores	39.0 – 40.0	38.4	40.4
Alamo Dorado	—	—	—
Huaron	8.0 – 9.0	8.8	11.1
Morococha	9.0 – 10.0	12.5	10.3
San Vicente	12.0 – 13.0	8.1	4.9
Manantial Espejo	3.5 – 4.5	3.3	2.9
Sustaining Capital Total(2)	82.0 - 88.0	84.4	79.5
La Colorada project capital	6.5 – 7.5	6.9	52.9
Dolores project capital	51.5 – 54.5	49.9	66.1
Joaquin and COSE projects(3)	11.0 – 12.5	4.7	—
Project Capital Total(2)	69.0 - 74.5	61.4	119.0
Consolidated Total	151.0 – 162.5	145.8	198.5

(1)	Forecast amount per 2016 annual MD&A dated March 22, 2017, except for Joaquin and COSE projects, which were initially forecast in the MD&A for the second quarter of 2017.

(2)
The sustaining capital total amounts capitalized in 2017 were $0.2 million more than the $84.2 million of 2017 sustaining capital cash outflows and project capital amounts capitalized in 2017 were $1.6 million less than the $63.0 million of 2017 project capital cash outflows; the capital cash outflows are included in the 2017 AISCSOS calculation, shown in the “Alternative Performance (non-GAAP) Measures” section of this news release, and are different from the capital amounts in the tables included in the "Individual Mine Operation Highlights" section of this news release. These differences are due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

(3)
Total expenditures of $9.7 million were incurred in 2017 for the Joaquin and COSE projects, of which $5.0 million was expensed as part of 2017 exploration and project development expenses, and the remaining $4.7 million was capitalized.

PAN AMERICAN SILVER CORP. 5

2018 GUIDANCE AND THREE-YEAR OUTLOOK
There have been no revisions to the outlook Pan American provided in its press release dated January 11, 2018 for the years 2018 to 2020 (the "Three-Year Outlook"), and as provided in the table below:

	2018 Guidance	2019 Outlook	2020 Outlook
Production
Silver (million ounces)	25.0 - 26.5	27.7 - 29.7	30.5 - 33.0
Gold (thousand ounces)	175 - 185	183 - 193	165 - 179
Zinc (thousand tonnes)	60.0 - 62.0	55.5 - 59.5	60.5 - 64.5
Lead (thousand tonnes)	21.0 - 22.0	21.0 - 23.0	23.0 - 26.0
Copper (thousand tonnes)	12.0 - 12.5	10.5 - 12.5	11.5 - 13.5
Cash Costs(1)($/ounce)	3.60 - 4.60	4.50 - 6.00	4.75 - 6.75
Sustaining capital ($ millions)	100 - 105	100 - 110	75 - 90
AISCSOS(1) ($/ounce)	9.30 - 10.80	9.50 - 11.50	8.50 - 11.00
(1) Cash Costs and AISCSOS are non-GAAP measures.  Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

The following table provides the price and foreign exchange rate assumptions used to forecast total Cash
Costs and AISCSOS in the Three-year Outlook:

Years 2018 to 2020
Metal prices
Silver ($/ounce)	16.50
Gold ($/ounce)	1,250
Zinc ($/tonne)	3,100
Lead ($/tonne)	2,350
Copper ($/tonne)	6,500
Average annual exchange rates relative to 1 USD
Mexican peso	18.50
Peruvian sol	3.23
Argentine peso	19.59
Bolivian boliviano	7.00

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, other than the Joaquin property, please refer to the Company's Annual Information Form dated March 22, 2017, filed at www.sedar.com. For further technical information relating to the development of the Joaquin project, please refer to the National Instrument 43-101 technical report entitled “Technical Report for the Joaquin Property, Santa Cruz, Argentina - Pre-feasibility Study”, with an effective date of November 30, 2017, which is filed on SEDAR at www.sedar.com and available on the Company’s website. For further technical information relating to the La Colorada and Dolores expansion projects, please refer to the National Instrument 43-101 technical reports entitled “Technical Report - Preliminary Economic Analysis for the Expansion of the La Colorada Mine, Zacatecas, Mexico,” with an effective date of December 31, 2013, and “Technical Report for the Dolores Property, Chihuahua, Mexico”, with an effective date of December 31, 2016, both of which are filed on SEDAR at www.sedar.com and available on the Company's website. The results of the preliminary economic assessments at La Colorada, Dolores and COSE are preliminary in nature, in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

PAN AMERICAN SILVER CORP. 6

2017 Annual Unaudited Results Conference Call and Webcast

Date:	February 21, 2018
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com.

About Pan American Silver
Pan American Silver Corp. is one of the world’s largest primary silver producers, providing investors with enhanced exposure to silver through low-cost operations. Founded in 1994, Pan American is recognized for its operating expertise, prudent financial management and commitment to responsible development.  The Company is headquartered in Vancouver, B.C. and owns and operates six mines in Mexico, Peru, Argentina and Bolivia. Our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures
In this press release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings and adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

•
Total debt is calculated as the total current and non-current portions of: long-term debt; finance lease liabilities; and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

•
Operating free cash flow is calculated as net cash generated from operating activities less cash invested in sustaining capital. The Company believes the inclusion of sustaining capital investments better reflects total

PAN AMERICAN SILVER CORP. 7

operating cash flows. Operating free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section following the Consolidated Statements of Cash Flows included in this news release for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2018 and beyond, our estimated Cash Costs and AISCSOS in 2018 and beyond, and our expectations with respect to future metal prices and exchange rates; the ability of the Company to successfully complete any capital investment programs and projects, including whether on time, or on or below budget, and the success, expected economic or operational results derived from those programs and projects, and the impacts of any such programs and projects on the Company, including with respect to production, associated operational efficiencies and economic returns; the election by the Company and its ability to successfully complete the acquisition of the COSE project; the realization of benefits from any transactions, including the Joaquin and COSE transactions, and the financial and operational impacts of any such transactions on the Company; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be

PAN AMERICAN SILVER CORP. 8

appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors Concerning Estimates of Mineral Reserves and Resources
This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ‘‘measured resources’’, ‘‘indicated resources’’ and ‘‘inferred resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP. 9

Consolidated Statements of Financial Position (Unaudited in thousands of U.S. dollars)

	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$175,953	$180,881
Short-term investments	51,590	36,729
Trade and other receivables	109,746	130,117
Income taxes receivable	16,991	17,460
Inventories	218,715	237,329
Derivative financial instruments	1,092	—
Assets held for sale	7,949	—
Prepaid expenses and other current assets	13,434	10,337
	595,470	612,853
Non-current assets
Mineral properties, plant and equipment	1,336,683	1,222,727
Long-term refundable tax	80	7,664
Deferred tax assets	2,679	1,727
Investment in associates	55,017	49,734
Other assets	346	379
Goodwill	3,057	3,057
Total Assets	$1,993,332	$1,898,141

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$139,698	$143,502
Loans payable	3,000	—
Derivative financial instruments	1,906	2,815
Current portion of provisions	8,245	8,499
Current portion of finance lease	5,734	3,559
Income tax payable	26,131	25,911
	184,714	184,286
Non-current liabilities
Long-term portion of provisions	61,248	51,444
Deferred tax liabilities	171,228	170,863
Long-term portion of finance lease	1,825	3,542
Long-term debt	—	36,200
Deferred revenue	12,017	11,561
Other long-term liabilities	26,954	27,408
Share purchase warrants	14,295	13,833
Total Liabilities	472,281	499,137

Equity
Capital and reserves
Issued capital	2,318,252	2,303,978
Share option reserve	22,463	22,946
Investment revaluation reserve	1,605	434
Deficit	(825,470)	(931,060)
Total Equity attributable to equity holders of the Company	1,516,850	1,396,298
Non-controlling interests	4,201	2,706
Total Equity	1,521,051	1,399,004
Total Liabilities and Equity	$1,993,332	$1,898,141

PAN AMERICAN SILVER CORP. 10

Consolidated Income Statements (Unaudited in thousands of U.S. dollars except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Revenue	$226,031	$190,596	$816,828	$774,775
Cost of sales
Production costs	(139,697)	(110,466)	(500,670)	(428,333)
Depreciation and amortization	(34,240)	(23,032)	(122,888)	(115,955)
Royalties	(8,809)	(8,142)	(24,510)	(31,608)
	(182,746)	(141,640)	(648,068)	(575,896)
Mine operating earnings	43,285	48,956	168,760	198,879

General and administrative	(4,732)	(5,592)	(21,397)	(23,663)
Exploration and project development	(4,269)	(3,068)	(19,755)	(11,334)
Foreign exchange gains (losses)	1,052	(4,441)	1,823	(9,054)
Impairment reversals	61,554	—	61,554	—
(Losses) gains on commodity, diesel fuel swaps, and foreign currency contracts	(1,841)	(1,710)	606	(4,944)
(Loss) gain on sale of mineral properties, plant and equipment	(794)	6,795	191	25,100
Share of loss from associate and dilution gain	259	1,308	2,052	7,946
Other (expense) income	(4,011)	3,254	(5,505)	1,542
Earnings from operations	90,503	45,502	188,329	184,472

Gain on derivatives	64	—	64	—
Investment income	658	371	1,277	1,350
Interest and finance expense	(2,353)	(2,730)	(7,185)	(9,551)
Earnings before income taxes	88,872	43,143	182,485	176,271
Income tax expense	(39,208)	(20,859)	(59,034)	(74,446)
Net earnings for the period	$49,664	$22,284	$123,451	$101,825

Attributable to:
Equity holders of the Company	$48,892	$21,777	$120,991	$100,085
Non-controlling interests	772	507	2,460	1,740
	$49,664	$22,284	$123,451	$101,825

Earnings per share attributable to common shareholders
Basic earnings per share	$0.32	$0.14	$0.79	$0.66
Diluted earnings per share	$0.32	$0.14	$0.79	$0.66
Weighted average shares outstanding (in 000’s) Basic	153,207	152,263	153,070	152,118
Weighted average shares outstanding (in 000’s) Diluted	153,434	152,669	153,353	152,504

PAN AMERICAN SILVER CORP. 11

Consolidated Statements of Comprehensive Income (Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Net earnings for the period	$49,664	$22,284	$123,451	$101,825
Items that may be reclassified subsequently to net earnings:
Unrealized net gains (losses) on available for sale securities (net of $nil tax in 2017 and 2016)	1,376	(2,151)	810	912
Reclassification adjustment for realized losses (gains) on equity securities to earnings (net of $nil tax in 2017 and 2016)	250	(27)	361	(20)
Total comprehensive earnings for the period	$51,290	$20,106	$124,622	$102,717

Total comprehensive earnings attributable to:
Equity holders of the Company	$50,518	$19,599	$122,162	$100,977
Non-controlling interests	772	507	2,460	1,740
	$51,290	$20,106	$124,622	$102,717

PAN AMERICAN SILVER CORP. 12

Consolidated Statements of Cash Flows (Unaudited in thousands of U.S. dollars)

	Three months ended December 31,			Year ended December 31,
	2017		2016	2017	2016
Cash flow from operating activities
Net earnings for the period	$49,664		$22,284	$123,451	$101,825

Current income tax expense	26,706		9,841	62,877	44,031
Deferred income tax expense (recovery)	12,502		11,018	(3,843)	30,415
Interest expense (recovery)	284		891	(1,179)	2,115
Depreciation and amortization	34,240		23,032	122,888	115,955
Impairment reversals	(61,554)		—	(61,554)	—
Accretion on closure and decommissioning provision	1,493		1,090	5,973	4,363
Unrealized losses (gains) on foreign exchange	362		4,139	(383)	5,759
Losses (gains) on commodity, diesel fuel swaps, and foreign currency contracts	1,841		1,710	(606)	4,944
Loss (gain) on sale of mineral properties, plant and equipment	794		(157)	(191)	(25,100)
Project development write-down	—	—	—	1,898	—
Other operating activities	5,856		(18,613)	13,269	(46,935)
Changes in non-cash operating working capital	15,193		2,283	11,709	(5,545)
Operating cash flows before interest and income taxes	$87,381		$57,518	$274,309	$231,827

Interest paid	(413)		(1,800)	(2,367)	(2,553)
Interest received	414		406	1,462	1,382
Income taxes paid	(8,091)		(10,456)	(48,845)	(15,852)
Net cash generated from operating activities	$79,291		$45,668	$224,559	$214,804

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(36,473)		$(56,477)	$(142,232)	$(202,661)
Acquisition of mineral interests	—		—	(20,219)	—
Net (purchase of) proceeds from sales of short-term investments	(703)		(3,199)	(14,267)	56,870
Proceeds from sale of mineral properties, plant and equipment	36		738	1,674	16,319
Purchase of shares in associate	—		—	(2,473)	—
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	348		(2,145)	(304)	(4,965)
Exercise of warrants and other payments	—		(5,460)	—	(5,460)
Net cash used in investing activities	$(36,792)		$(66,543)	$(177,821)	$(139,897)

Cash flow from financing activities
Proceeds from issue of equity shares	$28		$96	$2,606	$2,399
Distributions to non-controlling interests	(314)		(107)	(1,052)	(428)
Dividends paid	(3,830)		(1,903)	(15,314)	(7,606)
Repayment of credit facility	—		—	(36,200)	—
Proceeds from (payment of) short-term loans	3,000		(5,172)	3,000	(19,536)
Payment of equipment leases	(1,344)		(725)	(4,542)	(3,047)
Net cash used in financing activities	$(2,460)		$(7,811)	$(51,502)	$(28,218)
Effects of exchange rate changes on cash and cash equivalents	(80)		2	(164)	229
Net increase in cash and cash equivalents	39,959		(28,684)	(4,928)	46,918
Cash and cash equivalents at the beginning of the period	135,994		209,565	180,881	133,963
Cash and cash equivalents at the end of the period	$175,953		$180,881	$175,953	$180,881

PAN AMERICAN SILVER CORP. 13

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

AISCSOS
AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)		2017	2016	2017	2016
Direct operating costs		$134,202	$120,496	$488,363	$472,806
Inventory net realizable value (“NRV”) adjustments	A	5,495	(10,715)	12,307	(42,815)
Production costs(1)		$139,697	$109,781	$500,670	$429,991
Royalties		8,809	8,142	24,510	31,608
Direct selling costs (2)		19,408	20,656	69,344	80,319
Less by-product credits (2)		(131,679)	(109,571)	(462,663)	(424,442)
Cash cost of sales net of by-products (3)		$36,235	$29,009	$131,862	$117,476
Sustaining capital (4)		$25,573	$24,976	$84,215	$89,394
Exploration and project development(5)		4,269	3,068	17,858	11,334
Reclamation cost accretion		1,493	1,090	5,973	4,363
General and administrative expense		4,732	5,592	21,397	23,663
All-in sustaining costs (3)	B	$72,303	$63,735	$261,304	$246,230
Payable ounces sold (in thousands)	C	6,659.4	6,138.2	24,211.7	24,199.5
All-in sustaining cost per silver ounce sold, net of by-products	B/C	$10.86	$10.38	$10.79	$10.17
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	(B-A)/C	$10.03	$12.13	$10.28	$11.94

(1)
For the purposes of AISCSOS, Alamo Dorado production costs for the three and twelve month periods ended December 31, 2016 have been decreased by $0.6 million and increased by $1.7 million, respectively, to exclude non-cash adjustments to the closure and decommissioning liabilities that are included in production costs as presented in the unaudited consolidated statements of income (loss).

(2)	Included in the revenue line of the interim consolidated income statements, and for by-product credits are reflective of realized metal prices for the applicable periods.

(3)	Totals may not add due to rounding.

(4)
Please refer to the table below. Further, 2017 annual sustaining capital cash outflows included in this table were $0.2 million less than the $84.4 million capitalized in 2017, as shown in the Capital Expenditures table included in this news release. The difference is due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

(5)	The amounts for year-to-date 2017 exclude $1.9 million from non-cash project development write-downs.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as non-sustaining capital) is not. Inclusion of sustaining capital only is a measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the items noted below are associated with the La Colorada expansion project, the Dolores leach pad and other expansionary expenditures considered to be investment capital projects.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Year ended December 31,
(in thousands of USD)	2017	2016	2017	2016
Payments for mineral properties, plant and equipment(1)	$36,473	$56,477	142,232	202,661
Add/(Subtract)
Advances received for leases	1,385	2,213	5,000	6,151
Non-Sustaining capital (Dolores, La Colorada projects, and other)	(12,284)	(33,714)	(63,017)	(119,418)
Sustaining Capital(2)	$25,573	$24,976	84,215	89,394

(1)	As presented on the unaudited interim consolidated statements of cash flows.

(2)	Totals may not add due to rounding

PAN AMERICAN SILVER CORP. 14

Three months ended December 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	16,580	35,739	3,957	19,551	16,931	10,484	30,960		134,202
NRV inventory adjustments	—	4,098	(1,916)	—	—	—	3,313		5,495
Production costs	16,580	39,838	2,041	19,551	16,931	10,484	34,273		139,697
Royalties	106	1,966	—	—	—	6,105	633		8,809
Direct selling costs	4,066	31	248	6,659	5,014	3,383	8		19,408
Less by-product credits	(18,316)	(39,317)	(61)	(24,653)	(26,767)	(6,969)	(15,595)		(131,679)
Cash cost of sales net of by-products(1)	2,435	2,518	2,227	1,557	(4,823)	13,002	19,319		36,235
Sustaining capital	2,576	13,303	—	3,548	3,162	1,939	1,045		25,573
Exploration and project development	73	564	—	428	543	—	936	1,726	4,269
Reclamation cost accretion	112	296	89	162	105	56	619	54	1,493
General & administrative expense	—	—	—	—	—	—	—	4,731	4,732
All-in sustaining costs(1)	5,196	16,682	2,317	5,695	(1,013)	14,998	21,918	6,511	72,303
Payable ounces sold (thousand)	1,847	1,225	133	813	658	1,218	766		6,659

All-in sustaining cost per silver ounce sold, net of by-products	$2.81	$13.62	$17.45	$7.00	$(1.54)	$12.31	$28.63		$10.86
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	2.81	10.27	31.89	7.00	(1.54)	12.31	24.30		10.03

(1)	Totals may not add due to rounding.

Year ended December 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	67,170	116,104	20,477	75,551	63,967	34,731	110,362		488,363
NRV inventory adjustments		6,847	(2,598)				8,058		12,307
Production costs	67,170	122,951	17,879	75,551	63,967	34,731	118,420		500,670
Royalties	475	6,501	79	—	—	14,321	3,134		24,510
Direct selling costs	12,235	93	479	26,238	18,770	10,740	789		69,344
Less by-product credits	(64,133)	(128,351)	(3,467)	(97,715)	(94,233)	(16,278)	(58,485)		(462,663)
Cash cost of sales net of by-products(1)	15,748	1,194	14,970	4,074	(11,496)	43,513	63,858		131,862
Sustaining capital	13,970	36,071	—	10,267	12,428	8,146	3,333		84,215
Exploration and project development	251	2,444	—	1,713	1,629	—	4,588	7,232	17,858
Reclamation cost accretion	448	1,186	357	646	420	225	2,474	216	5,973
General & administrative expense	—	—	—	—	—	—	—	21,397	21,397
All-in sustaining costs(1)	30,417	40,894	15,327	16,701	2,981	51,884	74,254	28,845	261,304
Payable ounces sold (thousand)	6,853	4,089	867	3,181	2,448	3,603	3,171		24,212

All-in sustaining cost per silver ounce sold, net of by-products	$4.44	$10.00	$17.69	$5.25	$1.22	$14.40	$23.42		$10.79
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	$4.44	$8.33	$20.68	$5.25	$1.22	$14.40	$20.88		$10.28

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP. 15

Three months ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	14,674	28,664	7,266	17,991	15,547	10,016	26,336		120,496
NRV inventory adjustments	—	(6,350)	2,224	—	—	—	(6,589)		(10,715)
Production costs	14,674	22,314	9,490	17,991	15,547	10,016	19,747		109,781
Royalties	135	1,604	33	—	—	5,598	772		8,142
Direct selling costs	3,712	23	125	7,735	5,643	4,634	(1,215)		20,656
Less by-product credits	(12,238)	(32,868)	(1,609)	(21,206)	(18,379)	(5,372)	(17,898)		(109,571)
Cash cost of sales net of by-products(1)	6,283	(8,927)	8,039	4,520	2,812	14,876	1,406		29,009
Sustaining capital	2,229	10,772	—	4,355	4,892	1,631	1,097		24,976
Exploration and project development	31	628	—	576	109	—	—	1,723	3,068
Reclamation cost accretion	72	179	104	126	86	54	433	37	1,090
General & administrative expense	—	—	—	—	—	—	—	5,592	5,592
All-in sustaining costs(1)	8,615	2,652	8,144	9,576	7,899	16,561	2,935	7,352	63,735
Payable ounces sold (thousand)	1,561	895	286	759	526	1,332	779		6,138

All-in sustaining cost per silver ounce sold, net of by-products	$5.52	$2.96	$28.44	$12.62	$15.02	$12.43	$3.77		$10.38
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventroy adjustments)	$5.52	$10.06	$20.68	$12.62	$15.02	$12.43	$12.22		$12.13

(1)	Totals may not add due to rounding.

Year ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	50,879	121,162	40,172	67,911	58,868	34,959	98,856		472,806
NRV inventory adjustments		(22,434)	1,173				(21,554)		(42,815)
Production costs	50,879	98,728	41,345	67,911	58,868	34,959	77,302		429,991
Royalties	401	6,224	235	—	—	20,929	3,818		31,608
Direct selling costs	13,554	107	376	32,443	25,702	15,697	(7,562)		80,319
Less by-product credits	(34,737)	(123,811)	(13,156)	(77,754)	(74,754)	(15,774)	(84,456)		(424,442)
Cash cost of sales net of by-products(1)	30,098	(18,751)	28,800	22,600	9,817	55,811	(10,898)		117,476
Sustaining capital	10,545	48,079	—	11,994	10,945	4,963	2,868		89,394
Exploration and project development	186	1,792	—	837	1,053	—	—	7,465	11,334
Reclamation cost accretion	287	714	416	505	345	218	1,731	148	4,363
General & administrative expense	—	—	—	—	—	—	—	23,663	23,663
All-in sustaining costs(1)	41,116	31,834	29,216	35,935	22,159	60,991	(6,299)	31,276	246,230
Payable ounces sold (thousand)	5,486	3,839	1,967	3,233	2,377	4,264	3,033		24,200

All-in sustaining cost per silver ounce sold, net of by-products	$7.49	$8.29	$14.85	$11.11	$9.32	$14.30	$(2.08)		$10.17
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	$7.49	$14.14	$14.26	$11.11	$9.32	$14.30	$5.03		$11.94

(1)	Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits
Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative

PAN AMERICAN SILVER CORP. 16

performance on a period-by-period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars except as noted)		2017	2016	2017	2016
Production costs		$139,697	$110,466	$500,670	$428,333
Add/(Subtract)
Royalties		8,809	8,142	24,510	31,608
Smelting, refining, and transportation charges		18,469	22,204	73,222	91,371
Worker’s participation and voluntary payments		(1,374)	(876)	(5,067)	(3,397)
Change in inventories		(12,776)	(3,473)	(16,011)	(11,937)
Other		555	358	1,559	(5,660)
Non-controlling interests (1)		(64)	(811)	(1,126)	(3,358)
Inventory net realizable value (“NRV”) adjustments		(5,495)	10,715	(12,307)	42,815
Cash Operating Costs before by-product credits(2)		147,820	146,725	565,450	569,775
Less gold credit		(54,648)	(52,888)	(196,649)	(227,196)
Less zinc credit		(40,826)	(28,486)	(137,826)	(93,428)
Less lead credit		(12,687)	(11,226)	(46,948)	(35,890)
Less copper credit		(20,026)	(14,667)	(77,348)	(63,404)
Cash Operating Costs net of by-product credits (2)	A	19,633	39,457	106,678	149,857
Payable Silver Production (koz)	B	6,172	5,925	23,444	23,818
Cash Costs per ounce net of by-product credits	A/B	$3.18	$6.66	$4.55	$6.29

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended December 31, 2017 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$18,708	$34,778	$136	$26,440	$20,276	$15,300	$29,800	$145,437
Less gold credit	b1	(1,377)	(39,708)	(90)	(9)	(625)	(79)	(12,704)	(54,592)
Less zinc credit	b2	(11,337)	—	—	(12,296)	(12,205)	(3,767)	—	(39,605)
Less lead credit	b3	(5,232)	—	—	(4,758)	(2,361)	(131)	—	(12,483)
Less copper credit	b4	—	—	—	(7,671)	(9,585)	(1,868)	—	(19,124)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(17,947)	$(39,708)	$(90)	$(24,733)	$(24,776)	$(5,845)	$(12,704)	$(125,804)
Cash Costs net of by-product credits	C=(A+B)	$761	$(4,930)	$46	$1,706	$(4,500)	$9,455	$17,095	$19,633

Payable ounces of silver (thousand)	D	1,777	1,254	22	821	607	1,046	645	6,172

Cash cost per ounce net of by-products	C/D	$0.43	$(3.93)	$2.09	$2.08	$(7.42)	$9.04	$26.52	$3.18
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP. 17

Year ended December 31, 2017(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$75,407	122,532	$12,666	$101,588	$76,085	$55,286	$113,726	$557,291
Less gold credit	b1	(4,477)	(129,503)	(2,498)	(148)	(2,639)	(305)	(56,842)	(196,411)
Less zinc credit	b2	(37,967)	—	—	(46,080)	(39,402)	(10,522)	—	(133,972)
Less lead credit	b3	(18,994)	—	—	(19,039)	(7,573)	(672)	—	(46,278)
Less copper credit	b4	—	—	(46)	(32,059)	(38,315)	(3,533)	—	(73,952)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(61,438)	$(129,503)	$(2,544)	$(97,327)	$(87,929)	$(15,032)	$(56,842)	$(450,614)
Cash Costs net of by-product credits	C=(A+B)	$13,970	$(6,971)	$10,123	$4,261	$(11,844)	$40,254	$56,884	$106,677

Payable ounces of silver (thousand)	D	6,709	4,225	614	3,164	2,219	3,396	3,117	23,444

Cash cost per ounce net of by-products	C/D	$2.08	$(1.65)	$16.49	$1.35	$(5.34)	$11.85	$18.25	$4.55
(1) Totals may not add due to rounding.

Three months ended December 31, 2016(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$19,118	29,875	$10,704	$25,766	$19,496	$14,034	$26,259	$145,251
Less gold credit	b1	(841)	(35,183)	(1,690)	—	(165)	(86)	(14,905)	(52,870)
Less zinc credit	b2	(7,801)	—	—	(11,056)	(7,361)	(1,568)	—	(27,787)
Less lead credit	b3	(3,513)	—	—	(6,005)	(1,444)	(136)	—	(11,098)
Less copper credit	b4	—	—	31	(5,122)	(7,849)	(1,095)	—	(14,035)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(12,155)	$(35,183)	$(1,659)	$(22,183)	$(16,819)	$(2,885)	$(14,905)	$(105,790)
Cash Costs net of by-product credits	C=(A+B)	$6,962	$(5,308)	$9,046	$3,583	$2,676	$11,149	$11,354	$39,462

Payable ounces of silver (thousand)	D	1,588	895	397	789	485	994	777	5,925

Cash cost per ounce net of by-products	C/D	$4.38	$(5.93)	$22.80	$4.54	$5.52	$11.22	$14.61	$6.66
(1) Totals may not add due to rounding.

Year ended December 31, 2016(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$68,057	124,570	$39,891	$96,284	$75,586	$61,779	$97,388	$563,555
Less gold credit	b1	(2,929)	(128,696)	(10,251)	(2)	(897)	(335)	(83,992)	(227,103)
Less zinc credit	b2	(20,636)	—	—	(34,638)	(26,841)	(8,611)	—	(90,726)
Less lead credit	b3	(10,487)	—	—	(18,967)	(5,166)	(795)	—	(35,415)
Less copper credit	b4	—	—	(100)	(24,113)	(33,701)	(2,534)	—	(60,448)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(34,052)	$(128,696)	$(10,351)	$(77,720)	$(66,605)	$(12,275)	$(83,992)	$(413,692)
Cash Costs net of by-product credits	C=(A+B)	$34,004	$(4,126)	$29,539	$18,565	$8,981	$49,504	$13,396	$149,862

Payable ounces of silver (thousand)	D	5,531	3,831	1,844	3,208	2,132	4,143	3,130	23,818

Cash cost per ounce net of by-products	C/D	$6.15	$(1.08)	$16.02	$5.79	$4.21	$11.95	$4.28	$6.29
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP. 18

•	Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

The following table shows a reconciliation of adjusted loss and earnings for the year and three months ended December 31, 2017 and 2016, to the net earnings for each period.

	Three Months Ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2017	2016	2017	2016
Net earnings for the period	$49,664	$22,284	$123,451	$101,825
Adjust for:
Derivative gains	(64)	—	(64)	—
Impairment reversals	(61,554)	—	(61,554)	—
Write-down of project development costs	—	—	1,898	—
Unrealized foreign exchange losses (gains)	362	4,139	(383)	5,759
Net realizable value adjustments to heap inventory	4,936	(6,619)	10,060	(14,110)
Unrealized losses (gains) on commodity contracts	2,190	(435)	(909)	(21)
Share of loss from associate and dilution gain	(259)	(8,484)	(2,052)	(7,946)
Mine operation severance costs	—	—	3,509	—
Reversal of previously accrued tax liabilities	—	—	(2,793)	—
Gain (loss) on sale of assets	794	(157)	(191)	(25,100)
Closure and decommissioning liability adjustment	4,515	—	8,388	—
Adjust for effect of taxes relating to the above	$6,046	$2,180	$2,273	$11,870
Adjust for effect of foreign exchange on taxes	12,589	6,057	(3,928)	14,323
Adjusted earnings for the period	$19,219	$18,965	$77,705	$86,600
Weighted average shares for the period	153,207	152,118	153,070	152,118
Adjusted earnings per share for the period	$0.13	$0.12	$0.51	$0.57

PAN AMERICAN SILVER CORP. 19

INDIVIDUAL MINE OPERATION HIGHLIGHTS

La Colorada mine

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Tonnes milled - kt	170.7	154.6	655.3	528.8
Average silver grade – grams per tonne	374	370	368	377
Average zinc grade - %	2.88	2.79	2.81	2.63
Average lead grade - %	1.54	1.31	1.54	1.31
Average silver recovery - %	91.1	90.5	91.1	90.3
Average zinc recovery - %	84.1	84.5	83.7	82.2
Average lead recovery - %	86.2	86.7	86.9	86.5
Production:
Silver – koz	1,870	1,665	7,056	5,795
Gold – koz	1.26	0.86	4.29	2.93
Zinc – kt	4.14	3.64	15.44	11.40
Lead – kt	2.26	1.76	8.80	6.00

Cash cost per ounce net of by-products	$0.43	$4.38	$2.08	$6.15

AISCSOS	$2.81	$5.52	$4.44	$7.49

Payable silver sold - koz	1,847	1,561	6,853	5,486

Sustaining capital - (’000s)	$2,576	$2,229	$13,970	$10,545

Dolores mine

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Tonnes placed - kt	1,785.1	1,650.5	9,288.7	6,306.5
Average silver grade – grams per tonne	39	43	38	37
Average gold grade – grams per tonne	0.76	0.79	0.66	0.75
Average silver produced to placed ratio - %	55.5	39.2	51.7	50.8
Average gold produced to placed ratio - %	71.8	69.1	70.7	67.7
Production:
Silver – koz	1,256	897	4,232	3,838
Gold – koz	31.2	28.8	103.0	102.8

Cash cost per ounce net of by-products	(3.93)	(5.93)	(1.65)	(1.08)

AISCSOS	13.62	2.96	10.00	8.29

Payable silver sold - koz	1,225	895	4,089	3,839

Sustaining capital - (’000s)	$13,303	$10,772	$36,071	$48,079

PAN AMERICAN SILVER CORP. 20

Alamo Dorado mine

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Tonnes milled - kt	—	448.6	451.8	1,833.1
Average silver grade – grams per tonne	NA	40	43	45
Average gold grade – grams per tonne	NA	0.14	0.17	0.18
Average silver recovery - %	NA	65.2	67.6	68.8
Production:
Silver – koz	32.7	401.0	640.7	1,864.0
Gold – koz	0.1	1.4	2.1	8.4
Copper – tonnes	0	0	13	30

Cash cost per ounce net of by-products	2.09	22.80	16.49	16.02

AISCSOS	17.45	28.44	17.69	14.85

Payable silver sold - koz	133	286	867	1,967

Sustaining capital - (’000s)	$—	$—	$—	$—

Huaron mine

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Tonnes milled - kt	231.5	229.9	928.1	904.4
Average silver grade – grams per tonne	152	149	146	157
Average zinc grade - %	2.58	3.12	2.70	3.01
Average lead grade - %	1.15	1.59	1.23	1.51
Average copper grade - %	0.70	0.78	0.84	0.90
Average silver recovery - %	84.1	85.3	85.2	84.1
Average zinc recovery - %	77.8	74.6	77.6	74.3
Average lead recovery - %	76.6	81.4	77.7	79.4
Average copper recovery - %	74.5	72.1	78.5	75.5
Production:
Silver – koz	951	935	3,684	3,812
Gold – koz	0.19	0.20	1.15	0.81
Zinc – kt	4.64	5.31	19.37	19.94
Lead – kt	2.03	2.97	8.77	10.72
Copper – kt	1.21	1.27	6.09	6.07

Cash cost per ounce net of by-products	$2.08	$4.54	$1.35	$5.79

AISCSOS	$7.00	$12.62	$5.25	$11.11

Payable silver sold – koz	813	759	3,181	3,233

Sustaining capital - (’000s)	$3,548	$4,355	$10,267	$11,994

PAN AMERICAN SILVER CORP. 21

Morococha mine(1)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Tonnes milled – kt	170.6	164.2	676.9	672.8
Average silver grade – grams per tonne	145	126	137	135
Average zinc grade - %	3.25	2.81	3.01	3.15
Average lead grade - %	0.84	0.71	0.78	0.75
Average copper grade - %	1.07	1.23	1.20	1.44
Average silver recovery - %	91.0	88.6	89.2	88.4
Average zinc recovery - %	81.2	76.2	79.6	73.2
Average lead recovery - %	71.0	62.9	66.6	60.0
Average copper recovery - %	83.4	82.6	83.9	82.6
Production:
Silver – koz	721	578	2,634	2,541
Gold – koz	0.82	0.43	3.53	2.14
Zinc – kt	4.49	3.48	16.13	15.46
Lead – kt	1.00	0.72	3.46	2.94
Copper – kt	1.49	1.60	6.64	7.74

Cash cost per ounce net of by-products	$(7.42)	$5.52	$(5.34)	$4.21

AISCSOS	$(1.54)	$15.02	$1.22	$9.32

Payable silver sold (100%) - koz	658	526	2,448	2,377

Sustaining capital (100%) - (’000s)	$3,162	$4,892	$12,428	$10,945

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

PAN AMERICAN SILVER CORP. 22

San Vicente mine (1)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Tonnes milled – kt	89.5	81.5	328.1	338.9
Average silver grade – grams per tonne	406	431	374	443
Average zinc grade - %	2.01	1.41	1.94	2.05
Average lead grade - %	0.25	0.29	0.29	0.32
Average silver recovery - %	93.9	93.9	92.6	93.2
Average zinc recovery - %	77.7	64.3	68.7	73.0
Average lead recovery - %	79.1	87.8	80.1	84.2
Production:
Silver – koz	1,102	1,050	3,610	4,433
Gold – koz	0.14		0.51
Zinc – kt	1.40	0.75	4.36	5.08
Lead – kt	0.11	0.09	0.47	0.59
Copper – kt	0.33	0.23	0.63	0.55

Cash cost per ounce net of by-products	$9.04	$11.22	$11.85	$11.95

AISCSOS	$12.31	$12.43	$14.40	$14.30

Payable silver sold (100%) - koz	1,218	1,332	3,603	4,264

Sustaining capital (100%) - (’000s)	$1,939	$1,631	$8,146	$4,963

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

Manantial Espejo mine

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Tonnes milled - kt	205.1	205.0	793.5	753.6
Average silver grade – grams per tonne	107	130	134	143
Average gold grade – grams per tonne	1.62	2.00	1.88	2.94
Average silver recovery - %	89.7	91.1	90.6	90.2
Average gold recovery - %	93.5	92.8	93.8	93.8
Production:
Silver – koz	646	779	3,123	3,136
Gold – koz	9.98	12.21	45.34	66.89

Cash cost per ounce net of by-products	$26.52	$14.61	$18.25	$4.28

AISCSOS	$28.63	$3.77	$23.42	$(2.08)

Payable silver sold - koz	766	779	3,171	3,033

Sustaining capital - (’000s)	$1,045	$1,097	$3,333	$2,868

PAN AMERICAN SILVER CORP. 23